Exhibit 12.1

	(Rupees in Millions)
Year ended March 31	Q1 2010	2009	2008	2007	2006	2005
Income before income taxes	12,537	54,355	82,826	93,534	30,307	11,613
Add interest expense	1,854	6,874	3,386	4,329	3,238	1,962
(Less) add equity in (earnings) losses of unconsolidated affiliates, net	1,356	(6,001)	491	24	(99)	—
Less minority interest in subsidiary	(3,220)	(12,346)	(19,093)	(21,053)	(6,073)	(2,764)

Earnings	12,527	42,882	67,610	76,834	27,373	10,811

Interest expense	1,854	6,874	3,386	4,329	3,238	1,962
Add capitalized interest	362	582	31	102	966	852

Fixed charges	2,216	7,456	3,417	4,431	4,204	2,814

Ratio of earnings to fixed charges	5.7	5.8	19.8	17.3	6.5	3.8